News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE INTERSECTS 10.35 GRAMS PER TONNE GOLD OVER 40 FEET AT YOUNG-DAVIDSON

VANCOUVER, April 10, 2006 - Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today announced that diamond drilling at its Young-Davidson property near the town of Matachewan, Ontario has encountered significant gold mineralization in the first holes for which it has received assays.

Drilling Highlights

  Hole YD06-1A, targeting a previously untested area below the Lower Boundary Zone, returned two significant gold intervals - the first averaging 8.38 grams per tonne (g/mt) over 25 feet and the second averaging 5.65 g/mt over 104 feet within which there is a 40 foot interval assaying 10.35 g/mt. Hole YD06-1A is one of the best holes ever drilled on the property when ranked by grade times thickness.
  Considerable fine-grained visible gold was observed in the core from several holes.
  Hole YD06-03 intersected 72 feet of mineralization grading 1.94 g/mt gold in footwall sediments which were not previously thought to be significantly mineralized. This discovery opens up additional exploration potential on the property.
  Three drills are presently active on the property and a fourth drill, capable of drilling deeper holes, scheduled to arrive on site in May.

Ken Stowe, President and Chief Executive Officer, stated, "The first intersections from our exploration program at Young-Davidson confirm the outstanding exploration potential that we saw when we purchased the property late last year. The grades and thickness of the gold mineralization we have seen, along with the extensive past mining history on the property, continue to suggest that the deposit will be amenable to inexpensive bulk underground mining methods. Although we clearly have a lot more work to do, our exploration team has obviously gotten off to an outstanding start on the project and I am looking forward to many more holes like YD06-1A. In light of these very positive early-stage results, we are presently assessing ways of accelerating the project."

Overview of Young-Davidson Exploration Area and the 2006 Exploration Program

Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees. Figure 1, shown below, is a vertical, north looking, longitudinal section on which known resource areas (darker shaded areas with dotted boundaries), historic mine workings and simplified geology are presented along with the pierce points for the holes drilled so far this year.

The 2006 exploration campaign is designed to delineate additional gold resources in the prospective exploration zone (lighter region surrounding and below the known zones of inferred resources) and to increase the overall geologic certainty of these resources, potentially allowing them to be upgraded to the measured and indicated categories. This will be accomplished by drilling 2,000 to 5,000 foot diamond drill holes from surface which will intersect the syenite host rock at depths of 1,000 to 4,000 feet.

Figure 1: Vertical Longitudinal Section of 2006 Drilling and Previously Known Zones

2006 Drilling Results

Figure 1 shows the location of pierce points (the mid-point of the syenite host rock intersection) for the exploration holes drilled so far during the 2006 exploration campaign initiated in late January. Collar co-ordinates for these holes are listed in Appendix 1.

The pierce point for hole YD06-1A (a wedge deflection from hole YD06-1) is located approximately 100 feet west and 250 feet below the closest historic drill hole. The gold mineralization in this hole is within the same rock type and is interpreted to be a continuation down plunge of the Lower Boundary Zone. Hole YD06-1, a further 300 feet down plunge, also intersected a significant thickness of the same mineralization at a somewhat lower grade. In both cases, the true thickness of the mineralized body is interpreted to be approximately 90% of the core length reported. The results are reported as "uncut or uncapped" as an extensive third party geostatistical review of the database for the NI 43-101 technical report filed in 2004 concluded that within this mineralization, the cutting or cap factor should be 34 g/mt. One assay within the high-grade portion exceeded this limit by 2.9 g/mt. As a result the capped grade interval is effectively the same as the uncapped grade.

Hole YD06-2 intersected the same mineralized body to the east of the Lower Boundary Zone and although the reported interval of 19 feet is thinner than holes YD06-1 and 1A, this interval is within a comparable thickness of alteration, sulfide mineralization and above background gold values.

Hole YD06-3 was drilled to confirm historic results and infill within the Upper Boundary Zone. The results indicate a substantial thickness of mineralization with a 345 foot interval of 1.51 g/mt, within which there are intervals of 158 feet of 2.11 g/mt and 33 feet of 4.39 g/mt. The latter two intervals are within a similar rock type, alteration and sulfide mineralization as all of the other holes reported here. The lower part of the larger interval is somewhat unusual in that there is a 72 foot core length of 1.94 g/mt within the footwall sediments which were not previously thought to be significantly mineralized. Footwall sediments have not been extensively tested on the property but will be explored in all future holes.

Table 1: Assay Results from 2006 Diamond Drill Holes

Hole ID	From (Feet)	To (Feet)	Core Length (Feet)	Au (g/mt)

YD06-01	3,692	3,838	146	2.55

(including)	3,695	3,727	32	3.85

	3,777	3,838	61	2.92

(including)	3,815	3,838	23	3.92

YD06-01A	3,493	3,518	25	8.38

	3,610	3,714	104	5.65

(including)	3,613	3,653	40	10.35

YD06-02	2,306	2,325	19	2.99

YD06-03	1,060	1,405	345	1.51

(including)	1,060	1,243	183	1.92

	1,085	1,243	158	2.11

	1,210	1,243	33	4.39

In order to put the current drill results into context, selected results from the historic drill database, compiled by prior owners of the Young-Davidson property, are shown in Table 2. These reported intersections are within the same syenite host rock with similar alteration and mineralization, as the 2006 drilling results being reported. As this data is historic in nature, Northgate has no assurance that the Quality Assurance and Quality Control in the analytical laboratory would meet today's standard, however, it believes that the work was done to the acceptable technical standard of the time.

Table 2: Selected Diamond drill Intercepts from Historical Work

Zone	Hole	Length (Feet)	Au (g/mt)

Upper Boundary Zone	YD90-5B	101.2	5.97

	MCM 1252	157	3.91

Lower Boundary Zone	YD96-16A	109	5.04

Lucky Zone	YD90-15	97	3.87

Lower YD Zone	YD129	273	4.08

	YD 90-21	69.5	5.11

Future Exploration Activities

The drill results reported in this press release are part of the 100,000 foot, $US 3.8 million, 2006 exploration program at Young-Davidson. Northgate has requested the diamond drill contractor provide a fourth drill capable of drilling to greater depth and it is anticipated that this drill will arrive on the property in May. As the diamond drilling program progresses, Northgate will assess options for accelerating the future development of the project as the property has a demonstrated history of low cost bulk underground mining, simple proven metallurgy, environmentally benign tailings and excellent infrastructure.

Quality Control - Analyses and Sample Location

The company has implemented a rigorous quality control program to ensure high quality gold analyses on sampled drill core. After geological and geotechnical logging, the NQ or BQ diameter core is either hydraulically split or sawn along a line specified by the geologist in intervals ranging from 2 to 6 feet. Resulting samples weigh between 1 and 4 kilograms and are bagged and securely shipped by courier transport to ALS Chemex in Sudbury, Ontario. The remaining half of the core is kept for reference in a secure facility at the project site in Matachewan, Ontario.

Quality Control samples (blanks and certified reference material) are inserted into the sample stream at the project site. Duplicates are prepared and inserted by ALS Chemex at their prep facility in Sudbury. At Sudbury, core samples are initially crushed to 70% minus 2 millimeter particle size. A one kilogram portion of the coarse crush is pulverized to 85% minus 75 micron particle size, and a 150-200 gram split of this material is sent to ALS Chemex in Vancouver for fire assay. Fire assay fusion in Vancouver is completed on two separately prepared 50 gram (1.5 Assay Tonne) charges, which are arithmetically averaged for a final result. Fire assay fusion is by lead flux using a silver collector with an atomic absorption finish.

Diamond drill hole locations are surveyed using differentially corrected GPS and down hole surveys are completed by Flex-IT magnetic tools or gyroscopic instruments provided by Halliburton of North Bay Ontario.

Qualified Persons

The program design, implementation, Quality Assurance/Quality Control and interpretation of the results is under the control of Northgate Minerals Corporation geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds PGeo, Northgate's Manager of Exploration.

* * * * * * *

Note to US Investors:

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

* * * * * * *

About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * * *

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

Appendix 1: Drill Hole Locations

	Hole Coordinates
Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth
				( )	( )	(feet)

YD06-01	3500	477	7920	358.7	-70	4,083.3
YD06-01A	3500	477	7920	358.7	-70	3,874.7
YD06-01B	3500	477	7920	358.7	-70	4,000
YD06-02	3997	1001	7898	7.7	-74.8	3,799.2
YD06-02A	3997	1001	7898	7.7	-74.8	2,204.7
YD06-03	4112	1843	7928	2.4	-55.9	1,587.9
YD06-04	4112	1841	7929	353.5	-70	1,617.4
YD06-05	3853	1182	7891	358	-80	1,102.6
YD06-06	4302	1870	7937	1.5	-56.2	1,614.2
YD06-07	4179	2404	7959	0	-55	974.4
YD06-08	3850	1700	7900	355	-55	1,446.9
YD06-09	3839	1187	7895	0	-80	4,000
YD06-10	3850	1700	7900	315	-55	1,600